UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32227 / August 23, 2016

_____

In the Matter of   :
  :
New York Life Insurance and Annuity Corporation   :
NYLIAC Variable Annuity Separate Account—I   :
NYLIAC Variable Annuity Separate Account—II   :
NYLIAC Variable Annuity Separate Account—III   :
NYLIAC Variable Annuity Separate Account—IV   :
NYLIAC Variable Universal Life Separate Account—I   :
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I :
NYLIAC Private Placement Variable Universal Life Separate Account – I   :
NYLIAC Private Placement Variable Universal Life Separate Account – II   :
MainStay VP Funds Trust   :
  :
51 Madison Avenue   :
New York, NY 10010   :
  :
(812-14589)   :
_____ :

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

New York Life Insurance and Annuity Corporation ("NYLIAC"); NYLIAC Variable Annuity Separate Account—I, NYLIAC Variable Annuity Separate Account—II, NYLIAC Variable Annuity Separate Account—III, NYLIAC Variable Annuity Separate Account—IV, NYLIAC Variable Universal Life Separate Account—I, NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I, NYLIAC Private Placement Variable Universal Life Separate Account – I, and NYLIAC Private Placement Variable Universal Life Separate Account – II (collectively, the "Separate Accounts" and together with NYLIAC, the "Section 26 Applicants"); and MainStay VP Funds Trust (the "Trust" and, together with NYLIAC and the Separate Accounts, the "Section 17 Applicants") filed an application on December 11, 2015, and amendments to the application on May 13, 2016, July 25, 2016, and July 27, 2016. The Section 26 Applicants requested an order pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act") to approve the substitution of shares of the MainStayVP Small Cap Core Portfolio for shares of the Royce Micro-Cap Portfolio (the "Substitution"). The Section 17 Applicants requested an order under section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitution.

On July 26, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32193). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of New York Life Insurance and Annuity Corporation, et al. (File No. 812-14589),

IT IS ORDERED, under section 26(c) of the Act, that the proposed substitution is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary